SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2006

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Earnings Release Events

Investor Relations Meetings

In São Paulo:
February 14, 2006, at 8:30 a.m.
(Brazilian Official Time)

In Rio de Janeiro:
February 17, 2006, at 8:30 a.m.
(Brazilian Official Time)

Brazilian Conference Call:
February 10, 2006
at 7:00 a.m. US EST
(10:00 a.m. Brazil)

International Conference Call:
February 10, 2006,
at 9:00 a.m. US EST
(12:00 p.m. Brazil).

Further information is available on Braskem´s IR website at www.braskem.com.br/ir or by contacting our IR Team:

José Marcos Treiger
IRO
Tel: (+55 11) 3443 9529 jm.treiger@braskem.com.br

Luiz Henrique Valverde
IR Manager
Tel: (+55 11) 3443 9744 luiz.valverde@braskem.com.br

Luciana Ferreira
IR Manager
Tel: (+55 11) 3443 9178 luciana.ferreira@braskem.com.br

Net Income Reaches R$677 Million in 2005
EBITDA Reaches R$2.1 Billion

São Paulo, February 8, 2006 - BRASKEM S.A. (BOVESPA: BRKM5; NYSE: BAK; LATIBEX: XBRK) leader in the thermoplastic resins segment in Latin America and one of the three largest Brazilian privately-owned industrial companies, announced today its results for the fourth quarter of 2005 (4Q05) and for the full year ended December 31, 2005.
The comments in this release refer to the consolidated earnings with all comparisons being made in the same period in 2004, except where otherwise indicated. The (1) interim consolidated balance sheet, cash flow statement and income statement attached hereto have been reviewed and (2) the annual consolidated balance sheet, cash flow statement and income statement attached hereto have been audited by independent auditors and also reflect the elimination of the effects of CVM Instruction 247 (i.e., only those investments under Braskem’s direct management are consolidated, and Braskem’s stakes in Politeno Indústria e Comércio S.A., COPESUL- Companhia Petroquímica do Sul and Petroflex Indústria e Comércio S.A. are recognized through the equity accounting method). On December 31, 2005, the Brazilian Real / US dollar exchange rate was R$2.3407 per US$ 1.00.

1. 2005 Highlights

  In 2005, Braskem’s production of thermoplastic resins (PE, PP and PVC) increased by 8% compared to 2004, as the Company maintained high production capacity utilization rates. This performance confirms once more the operational excellence achieved by the Company.
  Braskem has been accelerating the capture of productivity gains obtained through its operational excellence and competitiveness program, , which will result in this program being concluded by the end of 2006, one year ahead of schedule. From the beginning of this program until the end of 2005, the Company has captured R$256 million in productivity gains, on an annual and recurring basis, which exceeds by R$86 million the target originally estimated for this phase of the program.
  Total thermoplastic resins sales volumes increased by 8% in 2005. This increase was driven by exports, as the volumes sold by the Company in the domestic market remained flat due to the slow pace of growth in the Brazilian economy.
  Braskem achieved record results in the export market in 2005, reaching US$959 million, up by 35% over the US$710 million recorded in 2004. This is evidence of Braskem’s strategic flexibility between the domestic and export markets.
  When expressed in US dollars, Braskem’s net revenue in 2005 increased by 26%, reaching US$4.8 billion. Braskem’s net revenue increased by 5% when expressed in Brazilian Reais, reaching R$11.6 billion.
  In mid-September 2005 the price of naphtha, Braskem’s principal raw material, reached US$600 per ton, its highest historical price. The average ARA (Amsterdam – Rotterdam – Antwerp) price of naphtha in 2005 was US$476 per ton. This represented a 26% increase compared to 2004, when the average price was US$378 per ton.

  Braskem’s EBITDA in 2005 totaled US$851 million, a 2% decrease compared to 2004 due to a scenario in which naphtha was 30% more expensive in US dollars. In Brazilian Reais, EBITDA totaled R$2.1 billion, an 18% decrease compared to the R$2.5 billion EBITDA recorded in 2004, evidence of the impact of the exchange rate variation on its results of operations.
  Braskem’s operating cash generation in 2005 exceeded EBITDA due to working capital gains. Cash generation in 2005 reached R$2.6 billion, and more than R$1 billion was reinvested in the Company.
  When expressed in US dollars, Braskem’s net debt decreased by 17%, from US$1.5 billion on December 31, 2004 to US$1.2 billion on December 31, 2005. Braskem’s level of financial leverage, measured by the Net Debt/ EBITDA ratio, decreased by 11%, from 1.52x on December 31, 2004 to 1.36x on December 31, 2005.
  Braskem’s net income reached R$677 million in 2005. The proposed Profit distribution, in the form of both interest on own capital and dividends, totaled R$325.7 million.
  Braskem invested a total of R$717 million in 2005, a 92% increase compared to the R$374 million invested in 2004. This amount does not include deferred expenses related to maintenance stoppages and investments in associated companies.
  Innovation&Technology – in the 4Q05, Braskem contributed its PP production process technology to the capital of Petroquímica Paulínia with an aggregate value of R$58 million.

  Braskem and PDVSA entered into an agreement in December 2005 for the annual purchase by Braskem of up to 600,000 tons of naphtha, with competitive conditions for Braskem.
  In December 2005, Braskem was one of 28 companies qualified to participate in the BOVESPA Corporate Sustainability Index (¥ndice de Sustentabilidade Empresarial (ISE)). The BOVESPA in partnership with capital market professional associations, Fundação Getúlio Vargas, Instituto Ethos and the Brazilian Ministry for the Environment. The BOVESPA Corporate Sustainability Index is designed to provide investors with a portfolio option composed of the shares of companies that have made a recognized commitment to social responsibility and corporate sustainability.
  2005 was a year of increasing liquidity for Braskem’s shares. In only three years of trading, the Company’s shares are the 9th most liquid shares on the IBOVESPA index, with a percentage participation of 2.91%.

2

2. Message from the Management

Braskem made important strategic advances and as its 2005 operating results evolved in a consistent manner, the Company took significant steps in the consolidation of its growth platform the objective of which is to position the Company among the international petrochemical companies with the greatest potential to create value. To achieve this goal, it has been accelerating the implementation of its programs to increase production capacity, productivity and competitiveness, which should drive its international expansion process and add value for all of the Company’s shareholders.

Braskem’s performance in 2005 has reaffirmed the soundness of its integrated business model, its strong capacity to generate operating cash flow and the consolidation of its regional leadership in the thermoplastic resins sector, with an increase in the market share of its principal products - polyethylene, polypropylene and PVC. We highlight below some significant events that occurred during 2005:

•	PRODUCTION AND SALES GROWTH
	•	Higher production capacity utilization rates for ethylene and thermoplastic resins;
	•	A 6% increase in production of the thermoplastic resins, ethylene and propylene;
	•	An 8% increase in resin sales;
	•	A 35% increase in revenue from exports , totaling almost US$1.0 billion.

•	INVESTMENTS: CONFIDENCE IN THE FUTURE
More than R$700 million in investments, almost twice as much as in 2004;
	•	Out of these total investments, over R$150 million was invested in programs focused on environmental preservation, as well as workplace health and safety;
•
Completion of new production capacity increases (debottleneckings), increasing annual PVC production capacity by 50,000 tons and annual polyethylene production capacity by 30,000 tons per year, through competitive investments;

•
Creation of Petroquímica Paulínia, in partnership with Petroquisa, to construct and operate a new polypropylene plant with an annual production capacity of 350,000 tons and to consolidate Braskem’s leadership in the regional market for this thermoplastic resin;

	•	Development of projects to build new industrial plants in Venezuela and Bolívia, with access to raw materials with competitive conditions;
	•	Decision to expand and add value to Braskem’s aromatics co-product lines in order to increase the Company’s net revenue.

•	INNOVATION & TECHNOLOGY
	•	Contribution of Braskem’s polypropylene production process technology to the equity capital of Petroquímica Paulínia, with an aggregate value of R$58 million;
	•	First patent in nanotechnology filed in Brazil by a Brazilian petrochemical company;
	•	Launch of more than 20 new valued-added thermoplastic resins, representing in 2005 approximately 11% of the total volume of resins sales;
	•	Installation of the seventh pilot plant of the Braskem Technology and Innovation Center;
	•	World-wide technological cooperation agreement with Basell Polyolefins and training of a foreign team of workers to operate a new polyethylene plant in Iran using Spherilene technology;
	•	Two major Brazilian awards received – Finep and Abiquim – granted to companies that have excelled in the areas of technology and innovation.

•	SOUND FINANCIAL AND CAPITAL STRUCTURE
	•	Credit rating upgrades issued by Standard & Poor’s (S&P) from BB- to BB and from brAA- with stable outlook to brAA- with positive outlook;
	•	First non-financial company in Brazil to issue a perpetual bond;
	•	Extension of average debt maturity to 11 years;
	•	Net debt/EBITDA ratio improved by 11%, reaching 1.36x in 2005;
	•	Total debt to total capital ratio of approximately 50%;
	•	Cash and Cash Equivalents of approximately US$1 billion, a 40% increase in US dollars;

•	The ninth most liquid shares on the IBOVESPA index, in only three years of trading.

• QUALITY OF STAFF
•	One of the best companies to work for in Brazil, according to the ranking published in 2005 by Exame and Você S/A magazines, the first time Braskem participated in the selection process for this ranking;
•	Strengthening its Trainee and Internship Programs to attract young professionals with leadership potential;
•	Graduation of the first class of students in the Braskem MBA program, which is offered in partnership with Fundação Getúlio Vargas.

• SUSTAINABLE DEVELOPMENT
•	One of the 28 companies qualified to participate in the BOVESPA Corporate Sustainability Index;
•	A 50% reduction in the rate of workplace accidents;
•	An 11% decrease in liquid effluents and a 13% decrease in solid waste;
•	4% and 2% decreases in electricity and water consumption, respectively;
•	An environmental protection project named Green Belt (Cinturão Verde), in Alagoas, has become an Advanced Rain Forest Biosphere Outpost (Posto Avançado da Biosfera da Mata Atlântica), with the support of UNESCO.

The vigorous growth of the world economy in 2005, primarily in Asian countries, sustained the high demand for thermoplastic resins, with consumption increasing at a rate faster than increases in supply, which allowed petrochemical companies worldwide to maintain high production capacity utilization rates. This favorable scenario was affected by significant increases in the price of oil and petrochemical raw materials - such as naphtha -, which reached record levels in the period and represented an important challenge to the petrochemical sector globally. In Brazil, the appreciation of the Brazilian Real against the US dollar represented an additional challenge for Braskem’s performance during 2005.

In this context, the results reported by Braskem demonstrate its capacity to overcome challenges through successful initiatives in the areas of supply management, innovation and technology in servicing clients, production cost competitiveness, as well as greater emphasis on increasing export sales to compensate for the effects of lower growth in the Brazilian economy in 2005.

Braskem’s net revenue increased by 5% in 2005 as compared to 2004, almost reaching R$12 billion. When expressed in US dollars, the growth in net revenue was even more significant, reaching US$4.8 billion, or a 26% increase. Braskem’s 2005 EBITDA of R$2.1 billion (US$851 million) has demonstrated the Company’s strong capacity to generate operating cash flow. Net income during the year ended December 31, 2005 reached R$ 677 million, in line with net income in 2004.

Braskem has reaffirmed its commitment to cash discipline and to maximizing returns on its invested capital. The Company’s real-denominated indebtedness decreased by 27%, and its level of financial leverage, measured by its net debt to EBITDA ratio, decreased by 11%. Its credit ratings, measured by S&P, improved from BB- to BB and from brAA- with stable outlook to brAA- with positive outlook, which demonstrates the ability of the Company’s financial management to reduce Braskem’s cost of capital and total debt.

At the end of 2005, Braskem had cash and cash equivalents in an aggregate amount of R$2.2 billion ( equivalent to approximately US$1.0 billion), which management of the Company believes will provide the necessary financial and operational flexibility for the strategic steps foreseen in its growth plans.

In September 2005, Petroquisa designated the industrial assets to be contributed to Braskem if Petroquisa exercises its option to increase its participation in Braskem’s voting capital from 10% to up to 30%. Petroquisa has until March 31, 2006 to exercise this option, which will be effected by exchanging shares that it owns in Copesul, Petroquímica Triunfo (both located in the Triunfo Petrochemical Complex, in the State of Rio Grande do Sul) and Petroquímica Paulínia (in the State of São Paulo), for Braskem shares.

In 2005, CADE – the Brazilian federal antitrust agency - unanimously (and without restrictions) approved the transactions that resulted in the formation of Braskem. This decision was extremely important to the future development of the Company. By recognizing that the relevant market for the Brazilian petrochemical sector has an international dimension, the decision paved the way for additional steps in the consolidation process of Brazilian petrochemical company shareholding. Braskem is attentive to additional opportunities to consolidate further the domestic petrochemical sector, which could lead to significant synergy gains and create value for all of Braskem’s shareholders.

One of Braskem’s management’s principal priorities is to ensure that its shareholders receive remuneration higher than its cost of capital in all phases of the petrochemical cycle. In line with this goal, the Company has accelerated the implementation of initiatives focused on improving competitiveness and increasing productivity, such as the operational excellence and business competitiveness program, the goal of which is to position Braskem among the most competitive companies in the global petrochemical sector.

Braskem expects to capture all productivity gains from this program (in an aggregate amount of approximately R$420 million on an annual and recurring basis) by the end of 2006, as opposed to by late 2007 as initially planned. Through December 2005, Braskem has captured productivity gains in an aggregate amount of R$256 million, on an annual and recurring basis, 51% higher than the target originally estimated for this phase of the program.

With the purpose of establishing a stronger platform for its growth projects, the Company began to implement the Formula Braskem Program in 2005, which will provide a new integrated management system that will serve as a structuring model for all of the Company’s operational and business processes. With technology provided by the German company SAP, the new management system will require investments of approximately R$130 million, is expected to generate annual gains of R$150 million and is scheduled to be implemented by October 2006.

3. 2005 and 4Q05 Operating Performance

Braskem reported excellent operating performance in all of its Business Units. The Company maintained its policy of operating its industrial units at high production capacity utilization rates, seeking to maximize profitability through the optimization of its production mix and the sale of its products in more profitable markets and segments.

The evolution of the production capacity utilization rates for Braskem’s principal products is presented below:

The production of the Polyolefins Business Unit increased by 8% compared to 2004, mainly due to the production capacity increase in PP, which was higher than initially estimated after the conclusion of a debottlenecking project in the middle of 2004 and as a result of the favorable operating performance of its industrial plants. In this context, the production capacity utilization rates were very high, reaching 94% for PP and 94% for PE during 2005.

In November 2005, the 30,000 ton annual increase in polyethylene production capacity in the industrial plants located in Camaçari was concluded, enabling Braskem to increase its production of Braskem Flexus®, primarily, for the supply of the corrugated cardboard packaging market, with investments of R$7 million.

Also in 2005, Braskem developed 18 new products in PE and PP, according to its clients’ needs. These developments led to the filing in Brazil of 19 new patents, totaling 137 patents filed by Braskem, considering all thermoplastic resins, other petrochemical products and process technologies.

In the Vinyls Business Unit, the production capacity utilization rate for PVC, its principal product, was 95% in 2005. PVC production increased by 6% compared to 2004.

In December 2005, the 50,000 ton annual production capacity increase in the PVC plant in Alagoas was concluded, with an investment of approximately R$112 million. Depending on the growth of demand for PVC in the domestic market, there are potential projects with an additional annual production capacity increase of 100,000 tons of PVC: 50,000 tons in Camaçari; and 50,000 tons in Alagoas.

In 2005, the Basic Petrochemicals Business Unit recorded a 5% increase in the production of its principal products, ethylene and propylene, compared to the previous year. The average production capacity utilization rate was 91%.

During the 4Q05, production volumes of thermoplastic resins decreased by 6% primarily due to a programmed maintenance stoppage at Copesul, which lasted for approximately one month. In the same period, production volumes of caprolactam decreased by 45%, also due to a programmed stoppage lasting about one month.

Production Volume - tons	4Q05	3Q05	4Q04	Var%	Var%	2005	2004	Var%
	(A)	(B)	(C)	(A)/(B)	(A)/(C)	(D)	(E)	(D)/(E)

Polyolefins Unit
. PE´s - Polyethylene	184,700	200,445	199,506	(8)	(7)	772,166	741,698	4
. PP - Polypropylene	133,057	136,308	120,824	(2)	10	528,980	463,077	14
. Total (PE´s + PP)	317,757	336,752	320,330	(6)	(1)	1,301,146	1,204,775	8

Vinyls Unit
. PVC - Polyvinyl Chloride	107,506	113,671	105,537	(5)	2	447,376	421,619	6
. Caustic Soda	109,787	111,983	122,062	(2)	(10)	459,676	461,402	0

Basic Petrochemicals Unit
. Ethylene	289,238	285,214	294,453	1	(2)	1,165,319	1,105,610	5
. Propylene	143,006	142,345	144,301	0	(1)	562,048	542,359	4

Business Development Unit
. PET	16,761	19,465	18,558	(14)	(10)	66,233	72,194	(8)
. Caprolactam	7,758	14,031	11,883	(45)	(35)	49,981	50,483	(1)

3.2 – Commercial Performance

Braskem maintained its strategy of giving priority to the sale of its products in more profitable markets and segments, maintaining a high level of production capacity utilization. In this context, and with the slight growth of the Brazilian economy in 2005, Braskem significantly increased its exports. In this market, Braskem’s sales of thermoplastic resins increased by 51% compared to 2004. The volumes sold in the domestic market remained stable compared to the previous year.

The total volumes of thermoplastic resins sold by Braskem in the domestic and foreign markets in 2005 totaled 1.7 million tons, which represented an 8% increase compared to the 1.6 million tons sold during the previous year.

Due to seasonality and the reduction in inventory for Braskem’s main resins customers, the volume of thermoplastic resins sold during the fourth quarter of 2005 decreased by 18%, compared to the third quarter of 2005. However, when compared to 4Q04, sales were 9% higher in 4Q05.

Sales Volume - tons	4T05	3T05	4T04	Var%	Var%	2005	2004	Var%
	(A)	(B)	(C)	(A)/(B)	(A)/(C)	(D)	(E)	(D)/(E)

Polyolefins Unit
. PE´s - Polyethylene	174,607	210,145	165,506	(17)	5	768,167	704,667	9
. PP - Polypropylene	121,164	148,871	106,502	(19)	14	517,502	460,974	12
. Total (PE´s + PP)	295,770	359,016	272,008	(18)	9	1,285,669	1,165,641	10

Vinyls Unit
. PVC - Polyvinyl Chloride	104,563	127,050	95,593	(18)	9	441,940	427,740	3
. Caustic Soda	121,070	115,583	112,976	5	7	464,620	444,013	5

Basic Petrochemical Unit
. Ethylene*	290,373	291,418	294,882	0	(2)	1,169,806	1,098,882	6
. Propylene*	152,694	128,304	134,207	19	14	568,811	532,242	7

Business Development Unit
. PET	10,812	22,651	18,768	(52)	(42)	60,414	74,258	(19)
. Caprolactam	7,646	11,953	10,513	(36)	(27)	48,251	49,123	(2)

* Include sales/transfers of ethylene and propylene to Braskem´s others Business Units

In the Polyolefins Business Unit, polyethylene and polypropylene sales increased by 10% in 2005, considering both the domestic and the export markets. The volumes sold in the domestic market by the Company remained practically stable, whereas exports increased by 46%.

In the Vinyls Business Unit, total PVC sales, considering both the domestic and the export markets, increased by 3%, driven by exports, which increased by 89%. In 2005, Braskem maintained its leadership position in the Brazilian PVC market.

In the Basic Petrochemicals Business Unit, ethylene sales volumes rose by 6%. This increase derived from higher customer demand resulting from an increase in PE production at these customers’ facilities, as well as from a higher number of days in operation at the Basic Petrochemicals Unit in 2005, when compared to 2004. In 2004, a scheduled maintenance stoppage of two months occurred, which reduced the number of days in operation of this facility.

This Business Unit played an important part in Braskem’s exports during the year, principally in the propylene and butadiene markets. By showing strategic agility and flexibility, different operational initiatives in the aromatics plants allowed for the maximization of benzene production, which enabled the exportation of higher sales volumes.

4. Competitive Management

4.1. Business Competitiveness :

The goal of “Braskem +”, which was created in 2004, is to position the Company among the most competitive petrochemical companies in the world. This program represents an important additional potential productivity gain to Braskem, estimated at R$420 million on an annual and recurring basis, and it will be leveraged by the expertise accumulated during the capture of synergies resulting from the Company’s integration process. “Braskem +” seeks to increase the Company’s capacity to create value in all stages of the petrochemical cycle.

The results achieved through the end of 2005 reflect productivity gains of R$256 million, on an annual and recurring basis, compared to the R$170 million originally estimated for this phase of the program, and increase Braskem’s confidence in the overall successful implementation of this program.

5. Financial and Economic Performance

5.1. Net Revenue

Braskem’s sales policy is designed to align permanently domestic prices for its products with those prevailing in the international markets. Consistent with this policy, the Company increased its average prices in Brazilian Reais by approximately 9% during the fourth quarter of 2005 compared to the third quarter of 2005. When compared to 4Q04, prices decreased by 17% due to the effects of the average exchange rate fluctuation in both periods, in light of the appreciation of the Brazilian Real, in 2005.

Braskem recorded net revenue of R$2.8 billion during the fourth quarter of 2005, in line with the net revenue recorded during the third quarter of 2005 and during the fourth quarter of 2004. This performance is due to lower sales volumes caused by seasonality, offset by higher prices.

Braskem recorded net revenue of R$11,607 million in 2005, a 5% increase compared to the R$11,044 million recorded in 2004. When expressed in US dollars, the reference currency for prices in the petrochemical market, net revenue increased by 26% from US$ 3.8 billion in 2004 to US$ 4.8 billion in 2005.

The Company’s sales volumes increased primarily in the export markets, and the price increase in US dollars for Braskem’s principal products also contributed to this performance.

5.1.1 - Exports
Braskem maintains long-term commercial relationships with strategic international clients in attractive markets, in line with its goal of strengthening its activities in export markets. Its net export revenue for 2005 totaled US$ 959 million, 35% higher than the US$ 710 million recorded in 2004, thus confirming its position as one of Brazil’s largest industrial exporters.

5.2. Cost of Goods Sold (COGS)

During the fourth quarter of 2005, Braskem’s cost of goods sold ("COGS”) was R$ 2,338 million, in line with the third quarter of 2005. The effect of the decrease in volumes sold during the fourth quarter of 2005 was offset by the depreciation of the Brazilian Real against the US dollar and an increase in labor costs due to the execution of a new collective bargaining agreement, in November 2005.

The average price of petrochemical naphtha in the ARA (Amsterdam-Rotterdam-Antwerp) region was US$508 per ton during 4Q05, which represented a 3% decrease compared to 3Q05. The 5% depreciation of the Brazilian Real against the US dollar in 4Q05 offset this price decrease. A reduction of 18%, or R$70 million, was also registered in the 4Q05 in costs associated with ethylene/propylene acquired from Copesul.

During 2005, Braskem’s cost of goods sold ("COGS") was R$9,320 million, representing a 12% increase compared to R$8,315 million of COGS recorded in 2004.

This variation was mainly a result of the price increase of naphtha registered during 2005. The average price of naphtha in the ARA (Amsterdam-Rotterdam-Antwerp) region was US$476 per ton in 2005, which represented a 26% increase compared to the US$378 per ton recorded in 2004. The 12% appreciation of the Brazilian Real in 2005 offset a portion of this increase. In the case of ethylene/propylene acquired from Copesul, there was an 11% increase due to the price increases in naphtha and thermoplastic resins.

During 2005, Braskem acquired 4,456 thousand tons of naphtha and condensate, out of which 3,084 thousand tons (69%) were purchased from Petrobras, its principal raw material supplier. The remaining 1,373 thousand tons (31%) was imported directly by the Company, principally from Northern African countries.

Depreciation and amortization expenses during 2005 totaled R$404 million, a 12% increase compared to the R$361 million recorded in 2004. This variation was primarily due to investments in production capacity increases undertaken during 2004, which were depreciated only from the date of their operational start-up, and to higher volumes sold.

5.3. Selling, General and Administrative Expenses (SG&A)

SG&A totaled R$157 million in the 4Q05, a 7% decrease compared to the amount recorded in 3Q05. In 2005, SG&A totaled R$671 million compared to R$576 million in 2004. This variation resulted primarily from higher sales volumes, an increase in personnel expenses due to annual salary adjustments at the end of 2004 and 2005, an increase in the provision for Profit Sharing, expenses with third party consulting and auditing services retained by Braskem in respect to its compliance with the Sarbanes Oxley Act of 2002, an increase in expenses with industrial maintenance, as well as from a change in the criteria for deferral of structured financial operation expenses implemented by the Brazilian Securities Commission (Comissão de Valores Mobiliários – CVM) (Ofício Circular CVM 01/2005).

5.4. EBITDA

Braskem’s EBITDA reached R$480 million during the fourth quarter of 2005, 36% higher than the EBITDA recorded during the third quarter of 2005. This result includes non-recurring revenue of R$58 million resulting from the sale of the process technology to Paulínia Petroquímica. When expressed in US dollars, EBITDA reached US$213 million during the fourth quarter of 2005, compared to US$150 million recorded during the third quarter of 2005. This improvement is due to higher resin prices during the fourth quarter of 2005.

Braskem’s 2005 EBITDA totaled R$2.1 billion in 2005, 18% lower than the R$2.5 billion recorded in 2004. When translated into US dollars, EBITDA remained stable between the periods, at around US$ 850 million.

The key drivers for this performance were (i) the Brazilian market downturn, in view of the economic scenario and interest rates, causing lower economic growth; (ii) the significant increase in the price of naphtha, Braskem’s principal raw material, following the trend of high oil prices; and (iii) the 12% appreciation of the Brazilian Real during 2005.

5.5. Investments in Subsidiaries and Associated Companies

Braskem’s result in Investments in Subsidiaries and Associated Companies in 4Q05 was R$14 million, compared to R$43 million in 3Q05, excluding goodwill amortizations arising primarily from investments in Copesul, Politeno and Petroflex. The 4Q05 figure was impacted by a programmed maintenance stoppage at Copesul. In 2005, Investments in Subsidiaries and Associated Companies excluding the same goodwill amortizations mentioned above, was R$212 million, 7% lower than the R$229 million recorded in 2004, reflecting the impact of the same factors discussed above.

(R$ thousand)
Investments in Subsidiaries and	4Q05	3Q05	4Q04	2005	2004
Affiliated Companies

Subsidaries - Equity Method	518	543	1,102	(2,473)	4,475
Affiliated Companies - Equity Method	22,043	41,874	47,872	211,839	223,584
. Copesul	17,225	37,212	35,343	161,963	162,446
. Politeno	3,115	5,364	9,928	29,302	44,116
. Others	1,702	(702)	2,601	20,574	17,022
Exchange Variation	(8,920)	908	(3,438)	3,629	(9,645)
Others	66	(68)	7,406	(803)	10,348

Subtotal (before amortization)	13,707	43,258	52,942	212,192	228,762
Goodwill Amortization	(38,241)	(38,144)	(38,185)	(152,520)	(152,730)

TOTAL	(24,535)	5,114	14,757	59,672	76,032

5.6. Net Financial Result

Continuing its economic and financial strategy, during 2005 Braskem focused on extending its average debt maturity and on continuously attempting to reduce its cost of capital. As a result of these objectives, the Company’s net vendor and interest expenses (calculated considering vendor and interest expenses less vendor and interest revenue) decreased by 31% from R$631 million in 2004 to R$433 million in 2005.

Braskem’s net financial result in the fourth quarter of 2005, excluding the effects of monetary and exchange rate variations, was an expense of R$177 million, representing a 17% increase compared to an expense of R$151 million recorded during the third quarter of 2005. This increase reflects a credit rights assignment agreement (FDIC) entered into by Braskem in the fourth quarter of 2005 and higher volume purchases of imported naphtha during the same period. In 2005, Braskem’s net financial result was an expense of R$674 million, representing a 21%, or R$180 million, decrease compared to the R$854 million recorded in 2004.

(R$ million)
	4Q05	3Q05	4Q04	2005	2004
Financial Expenses	(592)	(7)	73	(533)	(995)
Interest / Vendor	(98)	(104)	(136)	(433)	(631)
Monetary Restatement	(62)	(59)	(100)	(240)	(423)
F/X on Liabilities	(312)	241	407	509	415
CPMF/IOF/Income Tax/Banking Expe	(28)	(25)	(40)	(104)	(141)
Other	(91)	(61)	(58)	(264)	(216)
Financial Revenue	152	(108)	(133)	(129)	(185)
Interest	40	39	47	127	133
Monetary Restatement	3	2	2	12	14
F/X on Assets	109	(149)	(182)	(269)	(333)

Net Financial Result	(440)	(116)	(60)	(662)	(1,181)

(R$ million)
	4Q05	3Q05	4Q04	2005	2004

Net Financial Result	(440)	(116)	(60)	(662)	(1,181)

Foreign Exchange Gain Variation (F/X)	(203)	92	225	240	82
Monetary Restatement (MR)	(59)	(57)	(98)	(229)	(408)

Financial Result less F/X and MR	(177)	(151)	(187)	(674)	(854)

5.7. Net Income

Braskem’s net income totaled R$677 million in 2005, basically in line with the R$691 million recorded in 2004. This result reflects the Company’s favorable operating performance within a complex scenario in 2005, as well as Braskem’s improved financial performance and cash discipline. Despite a significant improvement in its operational result in 4Q05, Braskem recorded in this period a net loss of R$ 5 million, compared to net income of R$48 million registered in the third quarter of 2005. This result reflects the 5% depreciation of the Brazilian Real against the US dollar in 4Q05.

5.8. Free Cash Flow

Leveraged by these same factors, operating cash generation in 2005 reached R$ 2.6 billion. Braskem generated free cash flow of R$1,291 million in 2005, an 8% increase compared to the R$ 1,193 million generated in 2004.

In 4Q05, Braskem incurred new naphtha supply credits, previously amortized in 3Q05. These new credits are reflected in the net variation of the Suppliers Account, between 4Q05 and 3Q05.

R$ million	4Q05	3Q05	4Q04	2005	2004

Operating Cash flow	952	78	1,083	2,604	2,822

Interest Paid	(123)	(101)	(171)	(343)	(684)
Investment Activities	(340)	(314)	(297)	(970)	(944)

Free Cash Flow	490	(337)	615	1,291	1,193

Taxes Paid	(3)	(15)	(5)	(33)	(14)

5.9 – Capital Structure and Liquidity

In 2005, Braskem confirmed its commitment to use the funds from its operating cash flow primarily to reduce its debt and its cost of capital, as well as to lengthen and improve its debt profile.

During 2005, Braskem’s priority was to extend its average debt maturity, as well as to reduce its cost of capital, in order to achieve enhanced efficiency in the allocation of funds for its operating working capital. In addition, the Company sought to maintain higher levels of cash and cash equivalents, in order to provide greater financial and strategic flexibility. At the same time, Braskem reduced its exchange rate exposure from 71% of its total debt denominated in US dollars in 2004, to 55% of its total debt in 2005.

Braskem’s cash and cash equivalents amounted to R$2.2 billion on December 31, 2005, an increase of R$387 million compared to the R$ 1.8 billion recorded on December 31, 2004.

Braskem’s net debt at the end of 2005 was R$ 2,834 million, which represented a 27% decrease compared to December 2004 (R$ 3,868 million). When expressed in US dollars, Braskem’s net debt decreased by 17%, from US$1.5 billion to US$1.2 billion. Braskem’s financial leverage, measured by its net debt/EBITDA ratio, continued its downward trend, decreasing from 1.52x on December 31, 2004 to 1.36x on December 31, 2005.

Funding from third parties and own capital was more balanced in 2005. The decrease in Braskem’s indebtedness in 2005 caused the gross debt/own capital ratio to decrease from 57/43 in 2004 to 52/48 in 2005.

In November 2005, Standard & Poor’s (S&P) reviewed its ratings classifications for Braskem in respect of both “global scale – foreign currency” and “national scale.” In “global scale – foreign currency,” the Company’s rating was upgraded from BB- to BB, which places the Company above the risk profile of the government of Brazil, which remains classified as BB-. In the “national scale,” the Company was upgraded from brAA- with stable outlook to brAA- with positive outlook, based on favorable expectations for Braskem over the medium-term in relation to capital structure, liquidity and the fundamentals of the petrochemical cycle.

Braskem continued to focus on extending its debt profile and on prioritizing the amortization of its most expensive debt, improving from an average tenor of three years in 2004 to 11 years at the end of 2005. Excluding the convertible debentures due in 2007, average annual debt maturities represent approximately 50% of Braskem’s annual depreciation and amortization costs and expenses.

The graph below shows the Company’s amortization schedule on December 31, 2005.

The graph below shows the Company’s amortization schedule on December 31, 2005:

The bonds issued by Braskem also performed excellently in 2005. The table below shows the decrease in the spread between Braskem’s securities and the American Treasury Bonds, when compared to December 2004 or, for securities issued in 2005, to their respective issue dates.

Spreads over US Treasury Bonds	Braskem 2008	Braskem 2014	Braskem 2015	Braskem Perpetual Bonds

dec-04	349	442

may-05			474

jun-05				520

dec-05	116	324	328	457

6. Capital Expenditures

Braskem’s capital expenditures totaled R$717 million in its excellence programs in 2005 compared to R$374 million in 2004, which investments were allocated in the operating, technological, health, safety and environmental areas and benefited all of the Company’s business units.

Consistent with its leading position in the South American thermoplastic resins market, Braskem implemented a series of projects during 2005, investing in the expansion of its production capacity, as well as in technological upgrades to increase the operational reliability of its industrial plants in order to take maximum advantage of the current favorable environment for the global petrochemical sector. Investments carried out this year include the addition of 50,000 ton of annual PVC production capacity in the State of Alagoas and 30,000 tons in annual PE production capacity with modern metallocene technology, in Camaçari – State of Bahia.

In addition, in line with the purpose of keeping its plants operating with high levels of reliability, Braskem invested R$ 150 million in scheduled maintenance stoppages. Such stoppages are accounted for as deferred expenses.

2005 was also marked by the initial investment in a new polypropylene plant, in Paulínia, State of São Paulo, which is expected to commence operations by the end of 2007, in partnership with Petroquisa. Petroquímica Paulínia will be responsible for the implementation of PP project project with a an annual production capacity of 350,000 tons, using polymer grade propylene supplied by Petrobras as its principal raw material.

Braskem will continue its important investment program in 2006. R$ 900 million in investments are budgeted, a 26% increase compared to the R$ 717 million invested in 2005. Among the most relevant and aside from the aforementioned Paulínia PP project, the additional 30,000-ton increase in annual PE capacity, the 8.500 -ton increase in annual isoprene capacity, the Aratu Terminal storage capacity expansion and the Formula Braskem Project.

7. Capital Markets and Investor Relations

Braskem’s considerable free float of 46% of its total capital stock has significantly contributed to the increase in liquidity both on the BOVESPA and the NYSE in the past year.

The average daily trading volume of Braskem’s class “A” preferred shares on the BOVESPA (BRKM5) increased by 96%, from R$14.1 million in 2004 to R$27.7 million in 2005. On the NYSE, the average daily trading volume of Braskem’s ADRs (BAK) increased by 178%, from US$1.6 million in 2004 to US$4.5 million in 2005.

The aforementioned results ranked Braskem’s shares among the 10 most liquid shares listed on the IBOVESPA index, and its percentage of the theoretical portfolio of IBOVESPA index increased from 1.33% in 2004 to 2.65% in 2005. For the January/April 2006 portfolio, Braskem’s percentage participation in this index increased again, reaching 2.91% .

Braskem’s class “A” preferred shares (“BRKM5”) traded on the BOVESPA ended the year quoted at R$19 per share. Braskem’s ADRs (BAK) traded on the NYSE ended the year at US$16.21 per ADR.

On Latibex, the Madrid Stock Exchange section that trades Latin American securities, Braskem’s shares (XBRK) closed at €7.08 in 2005.

During 2005, Braskem presented its quarterly results in Brazil to several regional Associations of Financial Analysts (Apimec/Abamec), and participated in different national and international market events and conferences aimed at strengthening the Company’s relationship with its investors and at allowing a better understanding of its corporate fundamentals by the capital markets.

In 2005, four additional sell-side analysts of international standard initiated coverage of Braskem. Thus, the Company is now followed by more than 20 sell-side analysts, representing the majority of the most renowned national and international financial institutions, accompanying the petrochemical sector.

In 2005, Braskem was one of 28 companies qualified to participate in the Brazilian Corporate Sustainability Index. Created by the BOVESPA in partnership with capital market professional associations, Fundação Getúlio Vargas, Instituto Ethos and the Brazilian Ministry for the Environment, this index is designed to provide investors with a portfolio option composed of the shares of companies that have made a recognized commitment to social responsibility and corporate sustainability.

Stock Performance - BRKM5	31/12/04	31/3/05	30/6/05	30/9/05	31/12/05
Closing Price (R$ per thousand shares)	32.94	27.07	19.55	22.99	19.00
Return in the Quarter (%)	41	-18	-28	18	-17
Accumulated Return (%)*	1,118	901	623	750	603
Bovespa Index Accumulated Return (%)*	132	136	122	180	197
Average Daily Trading Volume (R$ thousand)	21,618	30,078	24,000	31,059	25,489
Market Capitalization (R$ million)	11,940	9,814	7,087	8,334	6,888
Market Capitalization (US$ million)	4,498	3,681	3,015	3,751	2,943
ADR Performance - BAK	31/12/04	31/3/05	30/6/05	30/9/05	31/12/05
Closing Price (R$ per ADR)	25.48	20.25	16.78	20.72	16.21
Return in the Quarter (%)	54	-21	-17	23	-22
Accumulated Return (%)*	1,444	1,127	917	1,156	882
Average Daily Trading Volume (US$ thousand)	3,475,154	5,135,326	3,885,577	5,011,306	3,927,314
Other Information	31/12/04	31/3/05	30/6/05	30/9/05	31/12/05
Total Number of Shares (million)	362,543	362,524	362,524	362,524	362,524

. Common Shares (ON) - BRKM3	120,860	120,860	120,860	120,860	120,860

. Preferred Shares Class "A" (PNA) - BRKM5	240,840	240,860	240,860	240,860	240,860

. Preferred Shares Class "B" (PNB)	843	803	803	803	803

(-) Shares in Treasury (PNA) - BRKM5	(467)	(467)	(467)	(467)	(467)

= Total Number of Shares (ex Treasury)	362,076	362,056	362,056	362,056	362,056

ADR (American Depositary Receipt )	1 ADR = 2 ações BRKM5

* Accumulated return since the market closing on December 30, 2002.

**Adjusted to reflect the 250 to 1 stock grouping, which took place in May, 2005.

Sources: Economática/Braskem

  7.1 - Dividends and Interest Attributable to Shareholders’ Equity

Braskem’s management, in line with its dividend distribution policy and taking into account the sound economic and financial performance of the Company in 2005, is proposing to pay R$325.7 million to its shareholders in the form of interest on own capital and dividends. Out of this total amount, R$270 million in the form of interest on own capital has already been authorized by the Board of Directors and deliberated by the Board of Executive Officers. The remaining R$55.7 million in the form of dividends are subject to approval by Braskem’s Board of Directors. Considering both interest on own capital and dividends, R$216.9 million will be paid to class “A” and “B” preferred shareholders and holders of American Depositary Receipts (ADR’s), and R$ 108.8 million will be paid to common shareholders. These amounts remain subject to the approval of Braskem’s shareholders in a General Shareholders’ Meeting.

Thus, Braskem is planning the payment of priority and mandatory dividends to all types and classes of its shares.

8. Outlook

Research analysts following the international petrochemical sector predict that demand for petrochemical products should remain at high levels over the next few years, driven by the strong growth of the global economy (particularly in China and India). The rate of thermoplastic resin consumption in the world is expected to remain high, surpassing the rate of increase in supply, thereby leading to high production capacity utilization rates.

The perspectives for the Brazilian economy in 2006 indicate a more promising scenario for the country’s development and for the petrochemical sector in particular. The expectation that Brazilian GDP will increase is based upon the assumptions of the continuation of a trend of gradually declining interest rates, initiated in the last half of 2005, and of the timely disbursement of federal funds in infrastructure investments, as announced by the Brazilian government, among other assumptions. In light of this scenario and considering that historically, the Brazilian consumption of thermoplastic resins has been highly elastic in relation to the Brazilian GDP growth rate, Braskem expects an important recovery in the consumption of its products in the domestic market in 2006.

There have also been delays in the expected start-up date of new petrochemical plants, which supports the view that the current relationship between supply and demand in the petrochemical sector will remain close over the next few years. For this reason, Braskem expects that international prices will remain at high levels, possibly leading to higher profitability levels.

To maximize the capture of opportunities to create value through the petrochemical cycle, the Company has accelerated the implementation of its growth programs, starting in 2003 with a production capacity increases in its principal plants. In addition, projects to provide new production capacity with world-class technology and economies of scale have taken shape in 2005 with the creation of Petroquímica Paulínia, a joint venture in which Braskem owns 60% and Petroquisa owns the remaining 40%.

This joint venture is commencing in Paulínia, in the State of São Paulo, the construction of a polypropylene plant with an annual production capacity of 350,000 tons, which is expected to be operational by the end of 2007. The new plant, which will require total investments of approximately US$240 million, is part of Braskem’s strategy to consolidate its leadership in the regional polypropylene market.

For the same reason, the Company is studying the viability of constructing a polypropylene plant in Venezuela with an annual production capacity of 400,000 tons, in partnership with the petrochemical company Pequiven. Braskem expects to decide whether to implement this project in 2006. In addition, Braskem continues to analyze whether to participate in the construction of a strategic new petrochemical complex linked to Bolivian natural gas, which would be used to produce polyethylene. Commencement of operation of this complex could occur by 2010.

The diversification and flexibility in the acquisition of raw materials is a strategic priority for Braskem. In addition to the naphtha supply contract with Petrobras, Braskem has entered into naphtha supply contracts with suppliers in Algeria and Libya, as well as with the Venezuelan oil company PDVSA. The annual volume of naphtha contracted with PDVSA, with competitive conditions for Braskem, may reach 600,000 tons per year, which represents approximately 15% of Braskem’s total annual naphtha supply requirements.

To further optimize its supply chain, Braskem is investing R$47 million to increase by more than one-third the storage capacity in its tank park in Camaçari. This initiative will allow the Company to improve its flexibility in the management of naphtha inventories and its industrial yield.

Finally, financial institutions contracted by Petroquisa and Braskem are conducting an appraisal of the assets designated by Petroquisa in connection with the potential exercise of its option, through which Petroquisa may increase its percentage ownership of Braskem’s voting capital from 10% to up to 30%. At the same time, Braskem remains attentive to additional opportunities to consolidate further the domestic and regional petrochemical sector, which could create value for its shareholders, as well as contributing to realizing Braskem’s strategic objective of becoming one of the 10 largest international petrochemical companies in terms of market capitalization over the next few years.

9. List of Exhibits

Page
EXHIBIT I – Consolidated Income Statement	19
EXHIBIT II – Consolidated Balance Sheet	20
EXHIBIT III – Consolidated Cash Flow	21

Braskem, a world-class Brazilian petrochemical company, is the leader in the thermoplastic resins segment in Latin American, and is among the three largest Brazilian privately-owned industrial companies. The company operates 13 manufacturing plants located throughout Brazil, and it has an annual production capacity of approximately 5.8 million tons of petrochemical products and net revenue of R$ 11.6 billion in 2005.

***

FORWARD-LOOKING STATEMENT DISCLAIMER

This press release contains statements that are forward-looking within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements are only predictions and are not guarantees of future performance. Investors are cautioned that any such forward-looking statements are and will be, as the case may be, subject to many risks, uncertainties and factors relating to the operations and business environments of Braskem and its subsidiaries that may cause the actual results of the companies to be materially different from any future results expressed or implied in such forward-looking statements.

Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, the risks and uncertainties set forth from time to time in Braskem's reports filed with the United States Securities and Exchange Commission. Although Braskem believes that the expectations and assumptions reflected in the forward-looking statements are reasonable based on information currently available to Braskem’s management, Braskem cannot guarantee future results or events. Braskem expressly disclaims a duty to update any of the forward-looking statements.

EXHIBIT I
Consolidated Income Statement(1)
(R$ million)

Income Statement	4Q05	3Q05	4Q04	Var. (%)	Var. (%)	2005	2004	Var. (%)
	(A)	(B)	(C)	(A)/(B)	(A)/(C)	(D)	(E)	(D)/(E)

Gross revenue	3,728	3,680	3,747	1	(1)	15,193	14,342	6
Net revenue	2,848	2,798	2,798	2	2	11,607	11,044	5
Cost of goods sold	(2,338)	(2,398)	(2,018)	(3)	16	(9,320)	(8,315)	12
Gross profit	510	400	780	28	(35)	2,287	2,729	(16)
Selling expenses	(29)	(56)	(89)	(48)	(67)	(204)	(236)	(14)
General and Administrative expenses	(128)	(113)	(121)	14	5	(467)	(339)	38
Depreciation and amortization	(80)	(75)	(113)	7	(29)	(349)	(353)	(1)
Other operating income (expenses)	32	19	3	68	929	70	35	100
Investments in Affiliated Companies	(25)	5	15	-	-	60	76	(22)
.Equity Result	14	43	53	(68)	(74)	212	229	(7)
.Amortization of goodwill/negative goodwill	(38)	(38)	(38)	0	0	(153)	(153)	0
Operating profit before financial result	281	180	474	56	(41)	1,397	1,911	(27)
Net operating result	(440)	(116)	(60)	281	632	(662)	(1,181)	(44)
Operating profit (loss)	(159)	65	414	-	-	735	730	1
Other non-operating revenue (expenses)	(8)	0	(25)	-	(68)	(25)	(29)	(13)
Profit (loss) before income tax and social contribution	(167)	65	389	-	-	710	702	1
Income tax / social contribution	108	(18)	103	-	4	(87)	12	-
Profit (loss) before minority interest	(59)	47	492	-	-	623	714	(13)
Minority Interest	54	0	(6)	-	-	54	(23)	-
Net profit (loss)	(5)	48	487	-	-	677	691	(2)

EBITDA	480	353	661	36	(27)	2,090	2,549	(18)
EBITDA Margin	16.9%	12.6%	23.6%	4,3 p.p.	-6,7 p.p.	18.0%	23.1%	-5,1 p.p.
-Depreciacion and Amortization	175	177	202	(1)	(13)	753	714	5
. Cost	95	102	89	(7)	6	404	361	12
. Expense	80	75	113	7	(29)	349	353	(1)

1-Excludes the effects of proportional consolidation (CVM/247)

EXHIBIT II
Consolidated Balance Sheet (1)
(R$ million)

ASSETS	12/31/2005	09/30/2005	Var. (%)
	(A)	(B)	(A)/(B)

Current Assets	4,712	5,238	(10)
. Cash and Cash Equivalents	2,103	1,940	8
. Account Receivable	785	1,440	(45)
. Inventories	1,355	1,377	(2)
. Recoverable Taxes	297	366	(19)
. Dividends/Interest attribut.to Shareholders' Equity	37	-	-
. Next Fiscal Year Expenses	43	20	115
. Prepaid Expenses	-	-	-
. Others	93	95	(3)

Long-term Assets	1,182	1,019	16
. Related Parties	37	36	3
. Compulsory Deposits	160	151	6
. Deferred income taxes and social contributions	277	266	4
. Recoverable Taxes	478	427	12
. Marketable Securities	67	34	95
. Others	163	104	56

Fixed Assets	8,811	8,655	2
.Investments	1,306	1,307	-
.Plant, property and equipment	5,360	5,133	4
.Deferred	2,145	2,215	(3)

Total Assets	14,705	14,912	(1)

LIABILITIES AND SHAREHOLDERS' EQUITY	12/31/2005	09/30/2005	Var. (%)
	(A)	(B)	(A)/(B)

Current	3,933	3,785	4
. Suppliers	2,655	2,679	(1)
. Short-term loans	620	796	(22)
. Advances on export facilities	-	-	-
. Salaries and social charges	104	86	21
. Proposed dividends/interest attributable to shareholders	298	2	17,765
. Income Tax Payable	54	12	352
. Taxes payable	132	152	(13)
. Advances from Clients	36	18	97
. Others	33	40	(17)

Long-term Liabilities	5,993	5,960	1
. Related Parties	-	-	-
. Long-term loans	4,384	4,293	2
. Taxes payable	1,440	1,362	6
. Others	169	305	(45)

Deferred Income	79	80	(1)

Minority Interest	111	171	(35)

Shareholders' Equity	4,590	4,916	(7)
. Capital	3,403	3,403	-
. Capital Reserves	397	392	1
. Treasury Shares	(15)	(15)	-
. Profit reserve	806	455	77
. Retained Earnings (Losses)	-	681	-

Total Liabilities and Shareholders' Equity	14,705	14,912	(1)

1-Excludes the effects of proportional consolidation (CVM/247)
The change in Accounts Receivable is due to the sales of R$400 million in securities to a receivables fund (FIDC), accounted for as a reduction in Accounts Receivable.

EXHIBIT III
Consolidated Cash Flow (1)
(R$ million)

Braskem S.A (Consolidated Cash Flow)

Cash Flow	4Q05	3Q05	4Q04	2005	2004

Net Income for the Period	(5)	48	487	677	691
Expenses (Revenues) not affecting Cash	331	227	(23)	963	1,255
Depreciation and Amortization	174	177	202	753	714
Equity Result	18	(4)	(11)	(59)	(76)
Interest, Monetary and Exchange Restatement, Net	402	32	(94)	389	703
Minority Interest	-54	0	6	-54	23
Sale of rights of use	-58	0	0	-58	0
Others	(150)	22	(125)	(8)	(110)
Adjusted Profit (Loss) before cash financial effects	327	274	464	1,639	1,945
Asset and Liabilities Variation, Current and Long Term	626	(196)	619	964	876
Asset Decutions (Additions)	645	(181)	234	498	17

Marketable Securities	(46)	(0)	25	(47)	55
Account Payable	621	(151)	282	481	(198)
Recoverable Taxes	30	(58)	117	(117)	313
Inventories	2	(9)	(197)	(11)	(327)
Advances Expenses	(22)	19	(38)	16	29
Dividends Received	29	43	54	184	138
Other Account Receivables	32	(25)	(5)	(8)	11
Derivatives Fair Value	0	0	(4)	0	(4)
Liabilities Additions (Reductions)	(19)	(15)	384	466	859

Suppliers	(23)	(24)	339	478	1,054
Advances to Clients	18	(46)	(26)	(1)	(212)
Fiscal Incentives	4	0	29	53	70
Taxes and Contributions	(7)	7	6	(27)	147
Credit Receivables	0	0	(113)	0	(113)
Others	(11)	49	149	(37)	(86)
Cash resulting from operating activities	952	78	1,083	2,604	2,822
Investment Activities	(340)	(314)	(297)	(970)	(944)
Sale of Fixed Assets	2	0	-2	2	0
Investment Allocation	5	(43)	(8)	(54)	(23)
Fixed Assets Allocation	(272)	(197)	(212)	(683)	(374)
Deferred Assets Allocation	(75)	(74)	(76)	(235)	(548)
Subsidiaries and Affiliated Companies, Net	(23)	4	(90)	(173)	(128)
Financing Activities	(432)	(647)	(2,383)	(1,080)	(592)
Inflows	235	317	183	2,054	5,381
Amortization and Paid Interest	(668)	(963)	(2,564)	(2,925)	(5,966)
Dividend/Interest attributable to Shareholders	0	0	-2	-209	-6

Cash and Cash Equivalents Increase (Reduction)	157	(879)	(1,687)	380	1,158
Cash and Cash Equivalents at the beginning of period	1,919	2,799	3,384	1,697	539
Cash and Marketable Securities at the end of period	2,077	1,919	1,697	2,077	1,697

1-Excludes the effects of proportional consolidation (CVM/247)

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 8, 2006

BRASKEM S.A.

By:	/s/ Paul Elie Altit

	Name:	Paul Elie Altit
	Title:	Chief Financial Officer